Filed by TD Ameritrade Holding Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: TD Ameritrade Holding Corporation

Commission File No.: 001-35509

The following is a transcript of a presentation made to investors and analysts on November 25, 2019, regarding the proposed transaction between TD Ameritrade Holding Corporation and The Charles Schwab Corporation:

Company Participants

• Peter Crawford, Executive Vice President and Chief Financial Officer

• Walter W. Bettinger, President and Chief Executive Officer

• Stephen Boyle, Interim President and Chief Executive Officer

Other Participants

• Ken Worthington, Analyst

• Devin Ryan, Analyst

• Dan Fannon, Analyst

• Chris Harris, Analyst

• Brian Bedell, Analyst

• Mike Carrier, Analyst

• Chris Shutler, Analyst

• Will Nance, Analyst

• Brennan Hawken, Analyst

• Bill Katz, Analyst

• Kyle Voigt, Analyst

• Sharon Leung, Analyst

• Christian Bolu, Analyst

Presentation

Peter Crawford, Executive Vice President and Chief Financial Officer

Good morning, everyone. This is Peter Crawford, Chief Financial Officer of Charles Schwab, speaking with you live from San Francisco. Thank you very much for joining us on somewhat short notice this morning to talk about our exciting and historic acquisition of TD Ameritrade. We’re looking forward to spending a focused hour with you, sharing our perspective on what makes us such a great transaction for the clients and stockholders of both TD Ameritrade and Charles Schwab.

Before we dive in, it’s important, of course, that we stop and call your attention to the always interesting forward-looking statements language. They serve as a reminder that outcomes can differ from expectations. So please stay current with our disclosures.

And one final logistical matter, slightly different than our typical practice. The slides for this morning’s presentation have already been posted to the Investor Relations site to help you follow along during our initial remarks.

And with that, let’s move on to the real reason we’re gathered here today, which is the announcement itself. I am joined in the room today by Walt Bettinger, Schwab’s President and

CEO; and someone who is likely not a stranger to many of you, Steve Boyle, TD Ameritrade’s Interim President and CEO as well as the former CFO.

Our agenda today. Walt will kick things off, talking about the strategic merits of the transaction and why it’s so compelling and consistent with Schwab’s disciplined M&A strategy. Steve will then present the perspective from TD Ameritrade side and why their clients and stockholders should be just as enthusiastic about the combination as we are. I’ll dig into the financial aspects of the deal itself, including the potential synergy benefits, accretion and financials of the resulting company. And then finally, we’ll discuss the all important topic of integration and where we go from here. But hopefully, what you hear today is this is an opportunity for two strong and thriving companies to join forces in a way that we believe will improve the client experience and deliver superior performance to the stockholders of both companies.

With that, let me turn it over to Walt to kick things off. Walt?

Walter W. Bettinger, President and Chief Executive Officer

Thank you, Peter, and good morning, everyone. Thanks for joining us. We’re excited to talk about, as Peter mentioned, this important and transformational combination in the investment services space. The seeds of this combination were actually planted over 40 years ago when Chuck Schwab and Joe Ricketts challenged the status quo in the investing world with a new concept, the concept of discount brokerage. And as we all recognize, that forever changed the landscape of the investing world.

In the last four decades, both Schwab and Ameritrade have grown in size, expanded services offered to clients. And now each of us sit in the enviable position of capturing market share across the investing landscape. And putting our two firms together under this agreement, we expect to yield substantial benefits to shareholders, of course, but arguably, the real long-term winners are our clients, both retail investors as well as independent investment advisors.

Standing alone, each company is delivering. They’re delivering on solid growth, returns and profits, while also serving as strong advocates for our respective clients. In recent years, both companies have enjoyed meaningful revenue growth and solid pre-tax profit margins at the same time, recognized across the industry and by the press for our respective unique strengths in areas of expertise.

The combination of our two companies creates a highly scaled organization that will offer a broad array of investing, trading and custodial services. With over $5 trillion in client assets over 1.5 million daily average trades and 24 million brokerage accounts, we’re confident that we’ll be positioned to press forward with competitive advantages and continue to acquire market share from an array of different competitors.

One of the strengths of this combination is the expertise that each company has developed over the years. For example, at Schwab, we are recognized for our capabilities in retail investor advisory services as the leader in independent investment advisor servicing, offering a broad array of low-cost investment management offerings of mutual funds and ETFs, industry-leading service as well as banking capabilities designed to serve our investor clients.

At the same time, TD Ameritrade is recognized as a leader in multiple areas, including highly capable, yet easy to utilize trading platforms and educational programs, premier client experience and digital capabilities and they’re positioned as one of the fastest-growing custodians for the independent investment advisor space. Importantly, our go-forward plan subsequent to closing will be to leverage the strengths of each organization, all done with an intense client focus to deliver best-in-class investment advice, service, client experiences and client platforms to investors and independent advisors alike.

On a more personal note, I’m excited and honored to lead the combined companies, serving our clients, our employees, stockholders and our Board of Directors. The efforts of Ameritrade and Schwab over the years have helped millions of investors achieve better outcomes, either directly or through the services of an independent investment advisor. The future is bright, and our combined firms will continue innovating, disrupting and serving investments — investors and advisors in a world-class manner.

So Steve, let me turn it over to you for some more specifics for TD Ameritrade shareholders.

Stephen Boyle, Interim President and Chief Executive Officer

Thanks, Walt. I appreciate the opportunity to join you and the team this morning to talk about this landmark deal. We share a common history with Schwab that dates back to our founding on May Day, 1975. For nearly 45 years, we’ve worked tirelessly to make Wall Street more accessible for millions of Americans. We have a long history of innovation, like introducing touchtone phone trading, mobile trading and even 24-hour trading that over time has transformed investing and the lives of millions of Americans for the better. We’re very proud of this legacy and what that’s meant to our clients, associates, shareholders and communities.

We operate in a hypercompetitive industry on the cutting-edge of change. And now we have an opportunity to join forces with Schwab to better serve our clients and deliver an outstanding client experience. We believe the transaction will be attractive to our clients and shareholders for several reasons. TD Ameritrade shareholders can expect to receive 1.0837 shares of Schwab’s stock for every share of TD Ameritrade stock they own. That’s a 17% premium based upon the 30-day volume weighted exchange ratio for the period ended November 20. In addition, TD Ameritrade shareholders will make up 31% of the combined Schwab shareholder base and will be able to share in the immense synergies that the combination is projected to enable, to have an ownership stake in a company with strong momentum, whose prospects we expect to be even stronger following our combination.

TD Ameritrade brings to the table award-winning trading platforms, investor education and technology solutions for the independent registered investment advisors, great client service and a commitment to the client experience that mirrors Schwab’s own client-first commitments. Our goal is to deliver an investing and trading experience that is easy, personal and enlightening for retail investors and independent RIAs. And now we have an opportunity to enhance that experience with all that Schwab brings to the table in wealth management, banking and asset management and so much more.

Together, we’ll be able to give our clients a richer, more supportive and more enlightening experience than we could do on our own. With added scale and an enhanced client value proposition, we believe Schwab stands to enhance its strong organic growth, which will deliver ongoing benefits to all stakeholders of the combined company. We look forward to building a relationship with Walt, Peter, Joe and the rest of the Schwab team. We have a long road ahead, but we firmly believe in the promise of the combined organization.

Peter Crawford, Executive Vice President and Chief Financial Officer

Thank you very much, Steve. So Walt and Steve talked about the strategic rationale for the transaction. Let’s drill into the financial aspects. So this is a stock-for-stock acquisition, which means, as Steve mentioned, that the ownership structure of TD Ameritrade, which is 43% owned by TD Bank will carry over into a proportionate share of the ownership of Charles Schwab. The current stockholders of Charles Schwab own 69% of the combined company. TD Bank will own roughly 13% with a voting interest capped at 9.9%, and the other stockholders of TD Ameritrade will own the remaining 18%. Pending regulatory approval, we’d expect the acquisition to close in the second half of next year.

We anticipate net annual synergies of over $3 billion, with the vast majority being cost synergies and a restructuring of the insured deposit agreement or IDA with TD Bank. We expect to maintain the same objective for our capital ratios post transaction as we have today, with a target Tier 1 leverage ratio of 6.75% to 7%. And we’ll expand the size of our board, welcoming two representatives from TD Bank and one Director from the current TD Ameritrade Board. There are certain closing conditions, specifically approval by the regulators and both stockholder bases. And finally, we expect significant accretion on both a GAAP and cash basis, including accretion on a cash basis in year one, at least double-digit GAAP accretion by year three and high teens cash accretion by that same year, with those numbers growing over time and the difference, of course, between those numbers is the amortization of intangibles.

Now what does that scale allow us to do? We wanted to give some sense of what the Company could look like after the acquisition and after the integration of — is largely complete, and we cannot predict the future, of course. So we took our respective Q3 performance, show what that would have looked like in a combined firm and then layered on top of that the impact of the commission reductions we implemented in early October and the near-term synergies we expect.

In terms of revenue, you can see that the lift from the IDA renegotiation and modest revenue synergy assumptions more than offset the impact from the recent commission cuts. On the expense side, we’d expect to be able to reduce the combined company’s expense base by an amount equivalent to 60% to 65% of TD Ameritrade’s expense base or a little under 20% of the combined firm’s expenses, resulting in a pre-tax margin of at least 50%, and EOCA, expense on client assets, even lower than Schwab’s industry-leading level today and a return on tangible common equity in the mid-20s.

A critical element of this transaction is a renegotiation of the terms of that insured deposit agreement with TD Bank. And let me say, I think the IDA has served TD Ameritrade quite well since its inception years ago. It has allowed the firm to generate substantial revenue from client cash, while minimizing the capital required to grow and avoiding the not insignificant cost associated with having a bank itself. But at Schwab, we already have a bank, and so the agreement in its current form has somewhat less value to us.

Fortunately, together with TD Bank, we’ve been able to make some adjustments to the terms. And there are a lot of details, but the three most important changes are; first, we are extending the term of the agreement to 2031 from the current expiration of 2023; second, we’ve agreed to on a 10 basis point reduction in the servicing fee paid to TD Bank, meaning a net 10 basis point improvement in the yield we receive on the balances within the IDA; and third, we have the option to reduce those balances by up to $10 billion per year until we hit a $50 billion floor, starting in 2021, allowing us to boost top line revenue growth for perhaps five years or more using organically generated capital.

Now turning our attention to the integration. We are excited to have Joe Martinetto lead this effort. Many of you know Joe. He is our former CFO and now Chief Operating Officer, leading our digital technology and operations areas, among other functions, which will clearly play a critical role in the integration. The integration team’s job is to develop and follow through on plans that allow us to achieve the anticipated synergies over the time lines I outlined earlier. The integration team will include members from both Schwab and TD Ameritrade to both leverage TD Ameritrade’s experience and to ensure a smooth transition for our clients, though, of course, we’ll continue to operate independently between sign and close.

Now this is a large effort and require work streams across all areas of both companies, including frontline businesses as well as support functions to deliver on the synergies and value creation. While we are committed to achieving the numbers we’ve discussed, we have work to do to build the detailed integration plans. And one of the primary focus areas will be the expense synergies, which are a substantial portion of the anticipated value created in the transaction. There are some elements like branch consolidations and real estate decisions that we expect will be decided and achieved relatively quickly. Other areas like systems and technology platforms will require work that will span longer time frames.

The biggest revenue synergy, of course, is from the IDA renegotiation, some of the value, which will come immediately and the rest over time. While the other revenue synergies are somewhat smaller in scale initially, they’re still important, especially as they build over time and will require implementation plans of their own. The last point I’d make is that I know there will be a lot of questions about exactly what we’re going to do by when. While we’re confident in the numbers we put out, it’s too early for us to share further details at this point in time. But know that we’re very committed to getting this right. We have the necessary expertise between the two companies. We’ll mobilize the appropriate resources, including the necessary executive and senior level attention to achieve our goals for this transaction. And rest assured that Joe and I will utilize our regular communication forms to keep you updated on our progress.

So where do we go from here? The bottom line is that we’d expect to close in the second half of 2020. The gating factors are stockholder approval and regulatory approval. For stockholder approval, we’ll file the necessary documents with the Securities and Exchange Commission. TD

Ameritrade will need to obtain approval for the transaction from a majority of the quote, minority, which excludes TD Bank and certain other stockholders, who have signed voting agreements. Schwab stockholders will be asked to vote on several items, including the creation of a new class of non-voting common stock.

Regarding the regulatory process, including the Federal Reserve and other regulators, who oversee various aspects of our business, we have been in contact with the Fed in advance of this announcement. Next steps for us are to have follow-up meetings, the filing of applications, responding to questions, etc. We currently expect the approval process to take approximately six to eight months from filing. In the meantime, we’ll begin planning for integration, subject to the standard pre-closing restrictions, all the target to close, as I mentioned, in the second half of next year.

So this transaction is not something that either firm needed to do. Both have been winning clients, growing their business and delivering strong financial performance. What we saw in the potential combination of Charles Schwab and TD Ameritrade, the opportunity to create an even stronger, better positioned and more dynamic company, a company of significant scale which can utilize that scale to drive even greater efficiency throughout the business, a company that can actually improve on the award-winning client experience that each of us delivers separately by combining the best of Charles Schwab with the best of TD Ameritrade and a company poised to generate significant financial benefits to the stockholders of both companies, both in the near term and over time.

And with that, we can begin the Q&A. But before I do, please see the guidelines for our business updates. A single question, plus a follow-up. We have a lot of people in the queue, and we want to make sure we have the time to answer as many questions as we can.

With that, I’ll turn it over to the operator and our first question.

Questions And Answers

Operator

Thank you. We will now begin the question-and-answer session. [Operator Instructions] The first question is from Ken Worthington. Your line is open. You may begin.

Ken Worthington, Analyst

Hi. Good morning, and thank you for taking my questions. Maybe for Stephen Boyle. The investment community expected Ameritrade to continue to be a consolidator here. Why wasn’t the right strategy for Ameritrade — is this the right strategy for Ameritrade shareholders? And was there a factor or factors that reduced the attractiveness of continuing to be a consolidator?

Stephen Boyle, Interim President and Chief Executive Officer

Thanks for the question, Ken. We’ve looked at all alternatives as part of this decision, and this was very compelling for us. And obviously, that’s why we’re here today, and I think commenting on other potential transactions doesn’t really help. Thank you.

Ken Worthington, Analyst

Okay. And then just as a follow-up, can you talk about the RIA integration? Does each RIA need to re-paper all of their accounts? Might there be any concessions that you would make to ease the burden if this is, in fact, the case? And what are your ideas on attrition of RIAs in this — if this process is when in fact has to happen?

Walter W. Bettinger, President and Chief Executive Officer

Ken, this is Walt. I think all that remains to be determined. There may be some re-papering required. There may be some circumstances where it’s not required. I just think it’s too early to have that level of detail. We’re very confident that with the strategy of combining the best capabilities, both platform as well as people and service, that the combined organization will remain the premier custodian for independent investment advisors. And I think that as the dust settles, independent investment advisors will agree with that assessment.

Ken Worthington, Analyst

Okay. Thank you very much.

Operator

Thank you. Next question is from Devin Ryan. Your line is open. You may begin.

Devin Ryan, Analyst

Great. Good morning everyone. Congratulations on the transaction. First question, just if we can maybe get a little more detail on the revenue synergy assumptions, what you’re thinking about for account attrition? And then whether revenue expectations imply any reductions to pricing across any products?

Peter Crawford, Executive Vice President Aad Chief Financial Officer

Sure. So we’re assuming — this is Peter. We assume attrition of roughly 4-ish percent I think consistent with what you’ve seen with prior transactions where we’re going to be very mindful of making sure that we capture and leverage the best of both firms to minimize that client attrition number. We do have some revenue dis-synergy buffer, if you will, built in for harmonization of those areas where our pricing is a little bit different between the two firms.

Devin Ryan, Analyst

Okay, terrific. And then just a quick follow-up on just any anti-trust conversations to have here. I guess we’re getting a question from investors. So (inaudible).

Walter W. Bettinger, President and Chief Executive Officer

Yeah. Devin, this is Walt. So I think it’s important to step back here and look at the facts. There’s all the speculation going on. But first, let’s look at the quantitative facts here. Today, Schwab has about 8% market share of the US retail investing market, if you look at it for assets. That’s counting both on the retail side and the RIAs. With the combination of our two firms, that number goes up to 11%. But even more striking, I think is when you actually — when you look at revenue, which presumably should be an even more important factor than simply AUM. From a revenue standpoint, we’re at 4% today, and a combination pushes that to 6%. So I guess when you look at that math, this is fantastic for investors. More should be coming to our combined company since the costs that they’re incurring are so much less than the rest of the industry.

When you move outside the quantitative part, we have numerous competitors, many of which are far larger than us today and far larger than a combined organization, and they’re going to continue to come right after us as they are now in all aspects of the business. And although I think the combined companies will be better positioned to serve our clients, we realize that there’s a very wide range of competitive options available to investors. And just you’ve got private — privately held companies like Fidelity, you have companies that don’t pay corporate income taxes like Vanguard, existing online brokers, interactive E-Trade.

You’ve got sort of the full commission brokers like an Edward Jones, Raymond James or large insurance-related firms like Voya, Prudential, Ameriprise, fintechs that may not be operating profitably but are supported by VC capital. You’ve also got, of course, the investment offerings from all the G-SIBs, Bank of America/Merrill Lynch, Bank of New York Pershing, Morgan Stanley, Goldman Sachs, UBS, BNP Paribas, Wells Fargo, JP Morgan, list goes on and on.

I think the issue here is less about anti-trust. It’s more about just focusing on differentiating ourselves in a marketplace that is very diverse with our new client-side strategy, and the combination is going to allow us to remain competitive in a fierce environment by being more efficient, more effective, helping more investors and helping more investors at a cost that is much lower than virtually anywhere else in the industry. So we’re clearly going to work with our regulators closely constructively. They’ll be responsible for reviewing the transaction, but we feel very confident about closing this transaction in the second half of next year.

Devin Ryan, Analyst

Thank you very much.

Operator

Thank you. Our next question is from Dan Fannon. Your line is open. You may begin.

Dan Fannon, Analyst

Thanks. I guess, Walt, it would be helpful if you could give us some context on the timing. If we think about last six months, you did the USAA deal, the commission cuts that were announced, and now this. Can you talk about some of the external factors or other factors that have kind of driven you to these decisions here over this time period?

Walter W. Bettinger, President and Chief Executive Officer

Well, as I’ve said a number of times, we’re on offense. What we recognize is that the investor marketplace, both retail investors as well as independent investment advisors are attracted to our capabilities, to our platform, to our services. And we press those advantages, and we aggressively look to continue to grow and add market share. And although the way this all played out wasn’t necessarily a plan for it to come out this way, we think that it worked out well ultimately for the consumer, for the clients that we serve as well as for the stockholders. But we’re an aggressive firm looking to continue to grow and serve more people. And as per the math I went through on the last question, we think that the consumer has benefited by continuing success at Schwab.

Dan Fannon, Analyst

Thanks. And then just as a follow-up, can you discuss the kind of evaluation process or in terms of what you’re going to keep from a product and service perspective from each of the firms? And I guess, the — is it consumer feedback or client feedback or just kind of some of the ways you’re going to go through that decision making?

Walter W. Bettinger, President and Chief Executive Officer

Sure. I mean, it’s certainly very early, but let’s just frankly talk about the two different firms. In some areas, Schwab offers a better, more robust and flexible platform than Ameritrade, with some capabilities that Ameritrade doesn’t possess. In other areas, TD Ameritrade offers a better, more robust and more flexible platform than Schwab. And I think that same thing applies not just in platforms but it applies in leadership, technical expertise, overall talent. So our plan is to be very thoughtful.

We intend to reach out to clients in both the retail as well as the RIA custodial space, meet with them. And by that, I mean clients of all different sizes, smallest all the way up to our largest clients, understand the areas that are of most value to them and then look to leverage those insights from both firms’ plans as well as forward strategies and help guide us to make the best long-term decisions. But very simply, we’re not entering into this with a preconceived notion of the way this integration will go. We’re entering into it as we do everything at Schwab with a focus on what’s going to be best for the client, what is through clients’ eyes, and then we intend to deliver that to them.

Dan Fannon, Analyst

Thanks.

Operator

Thank you. The next question is from Chris Harris. Your line is open.

Chris Harris, Analyst

Thanks. Good morning. With the expense synergies you guys are outlining here, it seems like the accretion math should be higher than the 15% to 20% on a non-GAAP basis. So can you help us think about the offsets that we should be sort of incorporating into our models as we’re thinking about the pro forma accretion for this company?

Peter Crawford, Executive Vice President and Chief Financial Officer

Yeah, Chris. So there’s certainly a couple of different components to it. As you mentioned, the 15% to — 15% to 20%or high teens on an operating basis, of course, that backs out the impact of the amortization of intangibles. They are the integration costs, which we expect won’t be entirely front-loaded, those will be spread out a little bit over time as we work to implement the integration that Walt has talked about. This isn’t something that we want to just jam through in the first year because that we won’t end up with the best of both worlds’ scenario that we described. So we want to make sure we are moving expeditiously, but also thoughtfully at the same time. And those accretion numbers should be better in the fourth year than they are in the third year. So I think it may be just a function of the timing that you have in the model or in your initial assumptions there.

Walter W. Bettinger, President and Chief Executive Officer

Just to — just to jump in real quickly there, I think one of the hallmarks of Schwab is our long-term orientation. And that’s the exact same way that we try to operate the business on a daily basis, the way we make organic growth-oriented decisions and the same way we approach this opportunity here. We’re focused on the long-term implications of this. And that means, as I’ve said and Peter said, best-of-breed, best-of-class for all the different segments of clients. And that means that we’re going to be diligent, but also careful as we proceed through this integration to ensure we can deliver that.

Chris Harris, Analyst

Okay. Thank you.

Operator

Thank you. The next question is from Brian Bedell. Your line is open.

Brian Bedell, Analyst

Great. Thanks. Good morning folks and congrats also. Maybe just — I know integration plans are going to be unfolded over a longer period of time as you get into it. But maybe just conceptually, Walt and Peter, how do you think about integrating the platforms in terms of — I know Joe is going to lead the process overall, but are — do you plan on Ameritrade staff hanging around quite for a long time to use their integration prowess that they’ve demonstrated proficiency out over a long time? And then as you think about where the platforms might end up, I guess, roughly how long do you think the clients are going to stay on their legacy platforms? And then could you — as you integrate these, are they going to be migrated to different parts of the platform? Or are you going to develop an entirely sort of next-generation platform altogether?

Stephen Boyle, Interim President and Chief Executive Officer

Hey, Brian. It’s Steve. Great question. Thanks. I’d say a couple of things. So I had some time to spend with the Schwab team. And we’re really both committed to the best of both. And as you know, we’ve done a lot of integrations at TD Ameritrade, and I’m encouraged that we’re going to leverage the expertise of our folks as well as the Schwab folks to make that work. And we are going to take the best of both platforms as well. But it’s a little early to be saying exactly what that is. We’ll work that out as we get into our detailed integration planning.

Brian Bedell, Analyst

Okay. And then the follow-up is just on the assumptions. You gave us the 4% attrition. I mean, I guess, what are the macro assumptions over this time frame in terms of whether we experience a recession? Or are you just assuming the current sort of rate environment going forward? And then just the percentage of the RIA market that you expect to own pro forma at close?

Peter Crawford, Executive Vice President and Chief Financial Officer

Yeah. So — and I’ll talk about the macro assumption. I mean macro assumptions are pretty much a baseline assumption, a relatively flattish rate, consistent with what you see in the forward curves and modest market appreciation, consistent with our ongoing baseline scenarios that we outlined. I think Walt’s going to talk about — answer your question about the RIA market.

Walter W. Bettinger, President and Chief Executive Officer

Yeah. I think that some folks are running away a little bit with some of these assumptions around percentage of the RIA custody market because they’re only looking at a very narrow slice. They’re looking at the purpose-built platforms when the reality is there’s enormous assets that are managed by independent investment advisors that sit on non-purpose-built platforms. And when you factor that in, the percentage of market share that we have for overall RIA custody standalone or under the combined companies is a much more modest percent than some of the numbers I’ve seen thrown around in the press and some evaluations here. And of course, all those numbers will come out and be appropriately covered and disclosed as we go through this process with our regulators.

Brian Bedell, Analyst

Okay. Thank you.

Operator

Thank you. The next question is from Mike Carrier. Your line is open. You may begin.

Mike Carrier, Analyst

Hi. Good morning and thanks for taking the questions. Walt, maybe first for you. You’ve talked about kind of expanding the product offering at Schwab. I think on the last call, you talked about more on fixed income, just given demographic trends. Just — more curious, like with the TD relationship, do you see any more maybe like banking offerings that you could try to offer to the broader Schwab client base that maybe you didn’t in the past, just given some of the credit risk?

Walter W. Bettinger, President and Chief Executive Officer

So our goal is to be able to meet the needs of the various client segments that we serve. And we like the relationship to begin with an investing relationship and then to the extent it’s in the best interest of the client. And we have solutions that make sense for them. We’re thrilled when they choose to take advantage of them, whether it’s fixed income, banking or other areas.

But I think one of the hallmarks of Schwab is that, we’re never going to be in a situation where we’re pushing product or pushing solutions on to clients because it makes economic sense for us. It’s always going to be driven by what’s in the best interest of the client. We like to say at Schwab that if we build client solutions and the clients don’t choose to take us up on them, that’s because we didn’t build them in a way that’s in their best interests. We didn’t build them with them at the center of the design. It’s never about how to try to sell something to a client. That’s not going to change today, tomorrow, after this deal closes or anytime in the future.

Mike Carrier, Analyst

Okay. Thanks. And then just a quick follow-up. Peter, just on the headquarter of the combined company in Texas, I guess, more curious, when you guys think about like the accretion over time, whether it’s cost of different locations or tax rate, like any like impact from that? And I know you guys mentioned that — saying to your analysts they will be big operations for Schwab, but just more curious.

Peter Crawford, Executive Vice President and Chief Financial Officer

Yeah, I wouldn’t think of the eventual headquarters move to Texas as being a big driver from a financial standpoint. Our expectation is we’ll continue to have a large presence in San Francisco, consistent with where we are today. It’s really more around continuing — it’s really more a reflection of the reality today, which is that we have a large campus in the Westlake area. TD Ameritrade has a large campus in the South Lake area. We have opportunity for expansion there. And so as we look to the — over the next four, five plus years, that is a location where we’ll be likely adding a significant number and certainly even more significant percentage of our staff.

Mike Carrier, Analyst

All right. Thanks a lot.

Operator

Thank you. The next question is from Chris Shutler. Your line is open. You may begin.

Chris Shutler, Analyst

Hi, guys. Good morning. We’ve always thought of TD Ameritrade as being underpenetrated in terms of asset management and advisory types of revenue. Would you agree with that assessment? And can you talk about the opportunities you see?

Walter W. Bettinger, President and Chief Executive Officer

I think that’s probably a reasonable assumption. And again, I think where the opportunities are is to the extent that the existing clients of Ameritrade today, in their judgment, feel that they’d be well-served by solutions that we offer at Schwab, that is an opportunity. But I think when we worked on the math behind this transaction, that’s a very, very small part of what we considered and a very, very small part of what we build into the synergy numbers that you have before you.

We tried to focus the numbers that you have before you on areas that are very high probabilities, the two, as Peter mentioned, expense synergies as well as the renegotiation of the deposit agreement with TD Bank. So although we think there’s an opportunity there, probably in the nature of the way we like to think about things at Schwab, we didn’t build that in as a meaningful impact in the math.

Chris Shutler, Analyst

Okay. Thanks, Walt. Okay. And then just in terms of the revenue dis-synergies that you’re expecting at a high level, is it fair to assume that the main ones are client attrition, order routing and margin lending?

Peter Crawford, Executive Vice President and Chief Financial Officer

Yes, that’s correct. Those would be the areas. I mean our assumption is that our cash rates have, generally speaking, trended more or have converged over the last year or so, and so that’s not really a big impact. The ones you’ve highlighted are certainly the more significant items.

Chris Shutler, Analyst

All right. Thank you.

Operator

Thank you. The next question is from Will Nance. Your line is open. You may begin.

Will Nance, Analyst

Hey guys, good morning. I’m wondering if you could just talk about some of the cultural alignment between the two firms. You guys have obviously been in fierce hand-to-hand combat to win new business over the past couple of years. As you’re thinking about the integration process, more from a people perspective, how do you just think about getting everyone kind of aligned and operating under the same roof?

Walter W. Bettinger, President and Chief Executive Officer

I think that although there’s obviously cultural differences between the firm, I think there’s actually more similarities than there are differences. Again, going back to the founding of these firms by Chuck and Joe Ricketts 40 years ago, they’re disruptor-type leaders and they’re disrupting companies, and they’re companies that have worked hard to deliver a better client experience and a better value to clients over the years. And employees who tend to gravitate to working at those types of companies are a type of employee that really is excited about doing those things about — excited about creating better outcomes for the clients that they serve. And so I think there’s a lot more similarities than differences. Clearly, it’s always going to be some degree of challenge to integrate two firms of this size, but I’m really optimistic about the way that it will all turn out because of the similarities.

Will Nance, Analyst

Got it.

Stephen Boyle, Interim President and Chief Executive Officer

I’d just add, we’ve been strong competitors over time and then pretty fierce competitors, but I think underlying that is a lot of respect. And I think that we’re going to be able to build a combined culture that’s going to be even better, and we’re really looking forward to that.

Will Nance, Analyst

Appreciate that. And maybe just as a follow-up, maybe one for Peter. In the accretion assumptions, could you tell us what — just the base of the EPS accretion that you guys are using for those numbers? And maybe secondarily, on the BDA [ph] balances, are you guys assuming that you will reduce the BDA balances over that time frame? I think you can probably do $20 billion to $30 billion over that time frame. I guess, is that embedded in the accretion assumptions? Or would that be kind of over and above?

Peter Crawford, Executive Vice President and Chief Financial Officer

Yeah. So in terms of the baseline for the accretion math is our standalone sort of baseline operating plan over the next couple of years. That’s what we assumed, again assuming that the macro environment that I described earlier. In terms of the IDA assumption, so again, the 10 basis point improvement in the net IDA yield, that takes effect starting July 1, 2021. And that’s also the point at which we can begin reducing up to $10 billion a year in the balances. So again, depending on where those balances sit at that point in time, that could take us five years to get down to a $50 billion floor, it could take us six years, hard to say exactly today without knowing exactly where we are. But that $10 billion reduction in the balances is embedded in those early years’ accretion numbers. But remember, I mean that’s only the first couple of years. So of course, that accretion builds over time, as we take on more and more of the balances onto our balance sheet.

Will Nance, Analyst

Understood. Thank you for taking my questions.

Operator

Thank you. The next question is from Brennan Hawken. Your line is open. You may begin.

Brennan Hawken, Analyst

Good morning. Thanks for taking the question. Actually, my first question was very similar to the last. So just a couple mechanical questions. The $10 billion per annum limit on the transfers, does that include new money? Or is that —adjusted for that, is the new money once the 7/1/21 date comes, does that mean that the new money stops going over on the IDA? Or will it continue to sweep over to those legacy accounts? And lastly, what happens to the $50 billion upon expiration of the arrangement in 2031?

Peter Crawford, Executive Vice President and Chief Financial Officer

So new money — to answer your first question, so new money would come over to Schwab as soon as we have the mechanics set up to be able to do so. So that’s the assumption there. In terms of the post-expiration, we have the ability, after about five years in the contract, to shift a larger portion of the balances into floating rate securities. And then at termination, should we choose to terminate, we can withdraw those balances immediately to the extent that they’re all at that point 100% in floating rate, which certainly would be possible in that time frame.

Brennan Hawken, Analyst

Okay. Thanks for that. And then on the dis-synergy question, there’s a lot of investor focus on the RIA business, specifically a curiosity around what portion the two different RIA books overlaps. Do you have any statistics as far as number of RIAs or dollar values of your RIA clients that have overlapping relationships that could be at risk of moving in order to ensure continued diversity of their custodial relationships?

Walter W. Bettinger, President and Chief Executive Officer

I think it’s early for us to know that precise number, but we do know that there is a meaningful overlap between the 7,000 or 8,000 RIAs served on each of the platforms. And — but I don’t think we have specifics with respect to what is the overlapping percent right now.

Brennan Hawken, Analyst

Do you have any assumptions as far as what portion of that might be a risk at the point of close?

Walter W. Bettinger, President and Chief Executive Officer

Well, we’ve shared attrition numbers at the revenue level. I think what’s very important to keep in mind is that the revenue per dollar of client assets in the RIA custodial space is a very modest fraction of the revenue per dollar of client assets in the retail space. So you’d have to have quite significant RIA attrition to make up any meaningful percent of the revenue of the combined organizations. Particularly in a post zero commission world, our RIA, ROCA or revenue on client assets, is just incredibly modest.

Brennan Hawken, Analyst

Sure, well, that’s fair. Thank you.

Peter Crawford, Executive Vice President and Chief Financial Officer

Let me just add one other point on your question because I do think that the focus on the RIAs having multiple custodians is a little bit overstated with a lot of RIAs. While some of them see value in that, others find that to be an operational burden, if you will. And actually going to a single custodian is actually very, very helpful for them operationally and allows them to run their practice much more efficiently.

Walter W. Bettinger, President and Chief Executive Officer

That’s a really good point, Peter. And just to expand for a moment on that, as you know, we have access to financial information with many RIAs given our largest in the industry survey. And the single greatest risk to RIAs that we see from a financial standpoint today is cyber risk, and it really revolves around move money activities that they do on behalf of their clients. So when an RIA maintains multiple relationships with multiple custodians, they’re dealing with multiple policies, different systems, platforms, and it just increases the potential risk for issues related to cyber losses around move money.

So we’re sitting in a different place than we were 10 or 12 years ago when RIAs or many RIAs felt like having multiple custodians was actually a risk reduction move, it actually could be adding to risk. Now of course, every RIA will make that decision on their own, and we’ll support whatever decision they make. But this is a reality in the world we live in today. That streamlined platforms, processes, procedures is actually far and more important from a risk standpoint than multiple platforms.

Brennan Hawken, Analyst

Thanks for that color.

Operator

Thank you. The next question is from Bill Katz. Your line is open. You may begin.

Bill Katz, Analyst

Okay. Thank you very much for taking the questions this morning. So Walt, maybe one for you to start. Big picture, I think, over the last couple of investor meetings, you’ve talked about the durability of sort of wealth management and advisory being that and then everything else was sort of less. So — and you’ve been relatively pointing in your commentary about sort of the long-term online trading platform. So what changed in your mind to affect this transaction?

Walter W. Bettinger, President and Chief Executive Officer

I don’t think anything changed in my mind at all, Bill. I think we recognize that these are relationships that we’re looking at with clients. And to parse it down to the way that they might be interacting with the company at any one point in time, I think, is too narrow way to evaluate the business. We know that investors go through a life cycle in which they often behave differently at one time in their life and the other. We know that you cannot perfectly segment clients into categories, for example. The category of clients at Schwab who are the highest users of our advisory services are our active traders. So again, it’s far bigger than the narrow definitions that some folks try to bucket clients around. It’s a relationship. And when you serve the relationship well and you have a breadth of solutions that work well for the investor, they often will choose to expand their relationship with you.

Bill Katz, Analyst

Okay, thanks. And then just a follow-up maybe, Peter. Just in terms of the revenue synergies, is it — so far, the revenue synergies built into the model, is it simply just the timing of the rework of the sweep relationship with TD Bank? Or are there any other type of synergies that you’re assuming underneath that? And then separately, on the cost side, since you’ve been pretty specific on the percentage of savings you think you get out of Ameritrade, the integration charge you’re taking, is there any way to be a little more guidance in terms of the time line around the synergies that you anticipate to receive?

Peter Crawford, Executive Vice President and Chief Financial Officer

So on the revenue synergies, the biggest portion of the revenue synergies is clearly from the IDA renegotiation and that 10 basis point immediate improvement in the net yield as well as the bringing on of the balances over time. That’s by far the biggest portion. We do have, again, some modest assumptions around uptick — uptake of our advisory solutions, primarily with the traditionally TD Ameritrade clients’ incremental wallet share gains and from the traditionally Schwab clients are now going to be exposed to more of the TD Ameritrade best-in-class trading capabilities, but those are not nearly as big as the IDA assumptions that we have in there.
In terms of the timing, I don’t think we want to get to parse that too much at this point in time. It’s still a little bit early, but it is going to blend in over time. As I mentioned, there are some decisions, as I said at the outset, that we can make relatively quickly. But again, we want to be thoughtful about this. And given the fact that we’re leveraging the best of both companies, some of those cost synergies won’t — will take a little bit longer for us to realize.

Bill Katz, Analyst

Okay. Thank you very much.

Operator

Thank you. Next question is from Kyle Voigt. Your line is open, you may begin.

Kyle Voigt, Analyst

Hi. First question is just a clarification of a prior point, and it’s for Peter. Is some part of the $1.6 billion of integration spending included within the year three cash EPS accretion guidance of 15% to 20%? And should we expect all the integration spending to completely fall off after those synergies are fully realized?

Peter Crawford, Executive Vice President and Chief Financial Officer

The answer to both of your questions is yes. So yes, that $1.6 billion of integration spending is over the full three-year time frame. And we’d expect that all that should fall off once the synergies are completely realized.

Kyle Voigt, Analyst

Okay. And then just another follow-up for Peter again. What is the expected level of annual purchase intangible amortization related to the deal? And also, do you expect to report both GAAP and kind of a non-GAAP cash EPS on an ongoing basis after the close?

Peter Crawford, Executive Vice President and Chief Financial Officer

So we’re assuming roughly 30% intangibles. And we’re having a conversation around the reporting. I think this — as you know, we have over the last 10-plus years have been very steadfast and focusing on GAAP. I think given this transaction, I think that’s something we’re going to want to take a look at and understand what’s going to be the most meaningful way to help the investment community, understand the core business as well as the progress we’re making with the integration itself. So too early to say exactly what we’re going to do, but I think we’re certainly more open to reporting both sets of metrics on an ongoing basis to help them.

Kyle Voigt, Analyst

Got it. Thank you.

Operator

Thank you. Next question is from Steven Chubak. Your line is open. You may begin.

Sharon Leung, Analyst

Hi, this is actually Sharon Leung filing in for Steven this morning. Just on the first question, given the expected timing of completion in the second half of 2020, how do you handicap the risk that’s associated with a potential change in the administration, if there’s like a slight delay and how that could present some difficulties in completing the deal?

Walter W. Bettinger, President and Chief Executive Officer

So — that’s a very difficult question to answer because there’s a series of speculation points in there. Again, I think our view is that this is a great deal for the consumer. If you look at the history of our firm and the history of Ameritrade, we have been doing nothing but driving costs down for investors for decades. And just go back to the math I went through earlier, combined firms make up 11% of the assets in the US retail wealth management space and only 6% of the revenue. That sounds to me like under virtually any administration consumers are the winners, and there would be support for this transaction.

Sharon Leung, Analyst

Okay. And then just a quick follow-up. Are there any sort of incremental buyback assumptions embedded in your accretion estimates? Can you just talk about like capital return plans in light of the acquisition?

Peter Crawford, Executive Vice President and Chief Financial Officer

Great question. This is Peter. So on the — our capital return approach shouldn’t be any different post-transaction as is pre-transaction. We’ll be targeting a 6.75% to 7% Tier 1 leverage operating objective. Our dividend policy, I would expect, will stay consistent with our 20% to 30% range in terms of dividends as a percent of our earnings. Our number one priority from a capital standpoint is supporting the balance sheet growth. And to the extent that this drives higher balance sheet growth, both from the rebanking, if you will, of the IDA balances as well as organically, that would certainly take up some of that capital that we generate organically. But to the extent that we have capital in excess of what’s needed to support the balance sheet growth, I think it’s very reasonable to expect that we’d be looking to return that to our stockholders as we have over the last 15 months or so.

Operator

Any follow-up questions, sir?

Sharon Leung, Analyst

No that was it. Thanks so much.

Operator

Thank you. The next question is from Christian Bolu. Your line is open. You may begin.

Christian Bolu, Analyst

Hi. Just one for me. I guess, Walt, best I can tell, sort of active traders, semi pro type traders have not been a priority at Schwab. But given you now have sort of a best-in-class platform from Ameritrade, you’d be at 0 commissions as well, so probably the lowest cost player as well. Any thoughts of more aggressively taking on that market segment?

Walter W. Bettinger, President and Chief Executive Officer

Well, as I referenced earlier, we’re excited about the talent and the capabilities of Ameritrade and combining those into Schwab and offer — offering the best-of-breed on all of the different platforms and capabilities. So I suppose that could be interpreted as a greater focus on the more active traders that you referenced, Christian, going forward. Again, I think what we’re really looking at is we’re looking at the relationships with investors. And as we meet all of their needs or a broader array of their needs, we think those relationships will deepen at the choice — by the choice of the investor.

Peter Crawford, Executive Vice President and Chief Financial Officer

I think we have time for one more question.

Operator

The next question is from Brian Bedell. Your line is open. You may begin.

Brian Bedell, Analyst

Great. Thanks for taking my follow up. Walt and Steve, maybe if you could just talk about the organic growth side, both of you have posted really strong organic growth rates in that mid-to-high single-digit area of net new assets? Do you — within your assumptions, do you expect that to continue? And then just if you can talk about the balance of the effort, obviously, the sales effort to, especially on the RIA side, to bring in those net new assets and how you balance that with the challenges of an integration?

Walter W. Bettinger, President and Chief Executive Officer

I think that we remain very confident on our ability to continue to grow organically and see no reason that the combination of the firm should result in any lower level of organic growth. And in fact, our view is it’s likely to be the opposite that the combined organizations will have more strength than each one had individually, just as Steve referenced earlier and, therefore, as a result, continue to win market share going forward.

I’m not sure I really followed, I apologize, the second part of the question on the RIA side.

Brian Bedell, Analyst

It was the same thing. Yes. And then both for the retail and the RIAs given that, that tends to be more of a sales process in terms of getting RIAs come out of the warehouses, and I know you folks you guys made quite a bit of effort in helping those RIAs transition out. So I just wanted to make sure that there wasn’t any disruption in that sales process, but it sounds like you answered that there wouldn’t be. Is that right?

Walter W. Bettinger, President and Chief Executive Officer

Yes, I think that’s right. We intend to continue to be an outstanding source for those individuals and teams who are choosing to leave the more traditional commission oriented platforms, whether they be the full-service firms or the IBDs and that will remain a strong focus of the combined companies. And in fairness, each one has some expertise in a little bit different segments there, and this tends to win a higher share of those who are breaking away in different segments. And this combination will give us the opportunity to be successful across probably a broader array of potential breakaways than before.

Brian Bedell, Analyst

Okay. Great. And then just lastly, on pricing, obviously, you guys have been a price leader for quite some time. Does that philosophy stay intact? I suppose, going forward, it certainly will. But during the integration process as well, as you see some other competitors, obviously, offer higher sweep rates using money fund, is there any thought about trying to match that for clients, especially if they’re asking for that? Or would you rather really just focus on the integration here?

Walter W. Bettinger, President and Chief Executive Officer

Well, we’re going to remain very competitive across all of our price dynamics in areas that matter most to investors, and I don’t see any of that changing during the integration period. Again, our philosophy and our strategy for many years has been that virtuous cycle that will continue to make investments and reinvestments in our clients. And to the extent there are competitor price moves that we think are important, I think our response to that — our anticipated response is likely well known. And to the extent there are opportunities where we think price moves make sense for all stakeholders, clients, stockholders, we will certainly continue to take those also. Nothing around our strategy will change as a result of this integration process.

Brian Bedell, Analyst

Great. Thanks so much for taking my follow up.

Peter Crawford, Executive Vice President and Chief Financial Officer

All right. So let me close with a few thoughts. Certainly, thank you all for your questions. And I want to get you — to be able to get you out on time here. I think you can hear from Steve, Walt, myself, we are very, very excited about this combination of the two firms. We went into these conversations with TD Ameritrade with a pretty strong conviction that this acquisition made a lot of strategic sense and suspected it would make a strong financial sense as well. We were able to confirm those financial assumptions. But I think as we spend time with — the management team spend time together, I think we realized there’s also made a lot of cultural compatibility between the two firms. I think that’s a very important element of this transaction.

Needless to say, this isn’t the end. This is really the beginning. This is the beginning of the next chapter, if you will. And I won’t reference this long-term orientation of the firm. For those of you who followed this Company for a long time, it certainly should be no surprise to all of you. But this acquisition is not about trying to maximize accretion or maximize our P&L in 2022 or 2023. It’s about trying to create a strong, thriving, very competitive company for the next five years, the next 10 years in a way that will reward our clients, reward all of our stockholders, and really create a truly — the best of both worlds in terms of that combination. That is consistent with how we’ve operated this Company, I think, consistent with what you should expect in the years ahead. So with that, thank you all very much.

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Important Information About the Transaction and Where to Find it

In connection with the proposed transaction between The Charles Schwab Corporation (“Schwab”) and TD Ameritrade Holding Corporation (“TD Ameritrade”), Schwab and TD Ameritrade will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a Schwab registration statement on Form S-4 that will include a joint proxy statement of Schwab and TD Ameritrade that also constitutes a prospectus of Schwab, and a definitive joint proxy statement/prospectus will be mailed to stockholders of Schwab and TD Ameritrade.  INVESTORS AND SECURITY HOLDERS OF SCHWAB AND TD AMERITRADE ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL

CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS.  Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Schwab or TD Ameritrade through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of Schwab or TD Ameritrade at the following:

The Charles Schwab Corporation	TD Ameritrade Holding Corporation
211 Main Street	200 South 108th Avenue
San Francisco, CA 94105	Omaha, Nebraska 68154
Attention: Investor Relations	Attention: Investor Relations
(415) 667-7000	(800) 669-3900
investor.relations@schwab.com

Schwab, TD Ameritrade, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding the directors and executive officers of Schwab, and their direct or indirect interests in the transaction, by security holdings or otherwise, is contained in Schwab’s Form 10-K for the year ended December 31, 2018, its proxy statement filed on March 29, 2019 and its Current Reports on Form 8-K filed on August 28, 2019, July 26, 2019 and May 16, 2019, which are filed with the SEC.  Information regarding the directors and executive officers of TD Ameritrade, and their direct or indirect interests in the transaction, by security holdings or otherwise, is contained in TD Ameritrade’s Form 10-K for the year ended September 30, 2019, its proxy statement filed on December 31, 2018 and its Current Reports on Form 8-K filed on July 22, 2019, May 20, 2019 and February 19, 2019, which are filed with the SEC.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This communication contains forward-looking statements relating to the business combination transaction involving Schwab and TD Ameritrade, including stockholder and client benefits; scale; growth; EOCA; competitive position; anticipated synergies; accretion; and timing of closing and integration, that reflect management’s expectations as of the date hereof  Achievement of these expectations is subject to risks and uncertainties that could cause actual results to differ materially from the expressed expectations.  Important transaction-related factors that may cause such differences include, but are not limited to, the risk that expected revenue, expense and other synergies from the transaction may not be fully realized or may take longer to realize than expected; the parties are unable to successfully implement their integration strategies; failure of the parties to satisfy the closing conditions in the merger agreement in a timely manner or at all, including stockholder and regulatory approvals; and disruptions to the parties’ businesses as a result of the announcement and pendency of the merger.  Other important factors include general market conditions, including the level of interest rates, equity valuations and trading activity; the parties’ ability to attract and retain clients and registered investment advisors and grow those relationships and client assets; competitive pressures on pricing, including deposit rates; the parties’ ability to develop and launch new and enhanced products, services, and capabilities, as well as enhance their infrastructure, in a timely and successful manner; client use of the parties’ advisory solutions and other products and services; client sensitivity to rates; the level of client assets, including cash balances; capital and liquidity needs and management; regulatory guidance; litigation or regulatory matters; any adverse impact of financial reform legislation and related regulations; and other factors set forth in Schwab’s and TD Ameritrade’s most recent reports on Form 10-K.  Schwab and TD Ameritrade disclaim any obligation and do not intend to update or revise any forward-looking statements.